UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  May, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.

Report of Independent Accountants
on the Special Review of
Quarterly Information - ITR
at March 31, 2006 and 2005

BDO International is a world wide network of public accounting firms, called Member Firms, acting in 105 countries and 620 offices. Each BDO Member is an independent legal entity in its own country. BDO Trevisan is the member Firm of the BDO International network since 2004.

(A free translation of the original in Portuguese)

REPORT OF INDEPENDENT ACCOUNTANTS ON THE SPECIAL REVIEW

To the Board of Directors and Shareholders
Contax Participações S.A.

1
We have carried out a special review of the quarterly information (ITR) of Contax Participações S.A. (parent company and consolidated), for the quarter ended March 31, 2006, comprising the balance sheet, statement of income and performance report, in accordance with the accounting principles adopted in Brazil. These financial statements are the responsibility of the Company management. Our responsibility is to issue a report, without expressing our opinion, on these financial statements. The review of the accounting information for the quarter ended March 31, 2006 of the subsidiary TNL Contax S.A., used for equity accounting computation and consolidation purposes, was performed by other independent auditors. Our report, with respect to the values of this subsidiary, is based exclusively on the reports of the other independent accountants.

2
We conducted our review in accordance with the standards established by Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors –IBRACON), in conjunction with Conselho Federal de Contabilidade (Federal Accounting Board – CFC), and included: (a) inquiry of, and discussion with, officers responsible for the accounting, finance and operating areas of the Company, with respect to the main criteria adopted in the preparation of the quarterly information, and (b) review of information and subsequent events which have or may have material effects on the Company’s financial position and operations.

3
Based on our review and reports issued by other independent auditors, as mentioned in paragraph 1 above, we are not aware of any significant change that should be made for the quarterly information referred to in paragraph 1 to conform with the accounting practices adopted in Brazil, consistently applied in accordance with the standards determined by Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission – CVM) specifically applicable to the preparation of quarterly information.

(A free translation of the original in Portuguese)

REPORT OF INDEPENDENT ACCOUNTANTS ON THE SPECIAL REVIEW

To the Board of Directors and Shareholders
Contax Participações S.A.

4
The Quarterly Information – ITR for the quarter ended March 31, 2006 also provides accounting information relating o the quarter ended March 31, 2005 and for the year ended on December 31, 2005, presented herein for comparison purposes, wich were reviewed by other independent auditors who issued an unqualified opinion thereon dated May 6, 2005 and February 24, 2006 respectively.

Rio de Janeiro, April 28, 2006.

José Luiz de Souza Gurgel
Partner - Accountant
CRC RJ – 087339/O-4
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Law
INTERIM FINANCIAL STATEMENT (ITR)	03/31/2006
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01910-0	2 - CORPORATE NAME CONTAX PARTICIPAÇÕES S.A..	3 - FEDERAL TAXPAYER’S REGISTRATION NUMBER (CNPJ) 04.032.433/0001-80
4 – NIRE 35.300.180631

01.02 - HEAD OFFICE

1 – ADDRESS Rua do Passeio nº 48 a 56 (part)				2 - WARD OR DISTRICT Cinelândia
3 - POST CODE 20021-290	4 - MUNICÍPALITY Rio de Janeiro			5 - STATE RJ
6 - AREA CODE 021	7 - TELEPHONE 3131-0000	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
11 - AREA CODE 021	12 - FAX 3131-0294	13 – FAX	14 - FAX
15 - E-MAIL ri@contax.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 – NAME Michael Neves Sarkis				2 - ADDRESS Rua do Passeio, 42 - 12° floor
3 - WARD OR DISTRICT Centro	4 - POSTAL CODE 20021-290	3 - MUNICÍPALITY Rio de Janeiro		6 - STATE RJ
7 - AREA CODE 021	8 - TELEPHONE 3131-0009	9 - TELEPHONE	10 - TELEPHONE	11 - TELEPHONE	12 - FAX 3131-0294
13 - E-MAIL msarkis@contax.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1- BEGINNING	2 – END	3 - NUMBER	1- BEGINNING	2 - END	3 - NUMBER	1- BEGINNING	2 - END
01/01/2006	12/31/2006	1	01/01/2006	03/31/2006	4	10/01/2005	12/31/2006
9- INDEPENDENT ACCOUNTANT BDO Trevisan Auditores Independentes	10 - CVM CODE 00210-0
11- PARTNER RESPONSIBLE José Luiz de Souza Gurgel	12- INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 918.587.207-53

01.05 – CAPITAL COMPOSITION

Number of Shares (thousand)	1 - Current quarter 03/31/2006	2 - Prior quarter 12/31/2005	2 - Same quarter in prior year 03/31/2005
Paid-up Capital
1 – Common	127,374	127,374	126,601
2 – Preferred	254,748	254,748	253,202
3 – Total	382,122	382,122	379,803
Treasury shares
4 - Common
5 - Preferred
6 - Total

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other	2 - SITUATION Operating	3 - NATURE OF OWNERSHIP National Holding	4 - ACTIVITY CODE 3990 - Equity Management Company – No Main Sector-
5 - MAIN ACTIVITY Equity and Management	6 - TYPE OF CONSOLIDATION Full consolidation		7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 – COMPANY NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 – EVENT	3 - DATE OF APPROVAL	4 – TYPE	5 - DATE OF PAYMENT 5	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousands)	4 - AMOUNT OF ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED	8 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Law
INTERIM FINANCIAL STATEMENT (ITR)	03/31/2006
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

1 - CVM CODE 01910-0	2 - COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 - FEDERAL TAXPAYER’S REGISTRATION NUMBER (CNPJ) 04.032.433/0001-80

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2006	4 – 12/31/2005
1	TOTAL ASSETS	384,368	365,266
1.01	CURRENT ASSETS	98,806	95,909
1.01.01	CASH AND CASH EQUIVALENTS	90,557	89,246
1.01.02	ACCOUNTS RECEIVABLE
1.01.03	INVENTORIES
1.01.04	OTHER	8,249	6,663
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	8,231	6,655
1.01.04.02	PREPAID EXPENSES	18	8
1.02	LONG-TERM ASSETS	-	-
1.02.01	SUNDRY RECEIVABLES
1.02.02	INTERCOMPANY RECEIVABLES
1.02.02.01	SUBSIDIARIES
1.02.03	OTHER
1.03	PERMANENT ASSETS	285,562	269,357
1.03.01	INVESTMENTS	285,562	269,357
1.03.01.01	IN SUBSIDIARIES	285,562	269,357
1.03.02	PROPERTY AND EQUIPMENT
1.03.03	DEFERRED CHARGES

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais - R$)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2006	4 – 12/31/2005
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	384,368	365,266
2.01	CURRENT LIABILITIES	19,166	18,143
2.01.01	LOANS AND FINANCING
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	85	90
2.01.04	TAXES PAYABLE	5,540	4,583
2.01.05	DIVIDENDS PAYABLE	13,538	13,469
2.01.06	PROVISIONS
2.01.07	INTERCOMPANY PAYABLES
2.01.08	OTHER	3	1
2.02	LONG-TERM LIABILITIES	-	-
2.02.01	LOANS AND FINANCING
2.02.02	DEBENTURES
2.02.03	PROVISIONS
2.02.04	INTERCOMPANY PAYABLES
2.02.05	OTHER
2.03	DEFERRED INCOME
2.05	SHAREHOLDERS’ EQUITY	365,202	347,123
2.05.01	PAID-UP CAPITAL	223,873	223,873
2.05.01.01	CAPITAL STOCK	223,873	223,873
2.05.02	CAPITAL RESERVE	50,000	50,000
2.05.04	EARNINGS RESERVE	73,250	73,250
2.05.04.01	LEGAL RESERVE	4,410	4,410
2.05.04.02	STATUTORY RESERVE	57,477	57,477
2.05.04.03	CONTINGENCIES RESERVE
2.05.04.04	UNREALIZED EARNINGS RESERVE	11,363	11,363
2.05.04.05	EARNINGS RETENTION
2.05.04.06	UNPAID DIVIDENDS - SPECIAL RESERVE
2.05.04.07	OTHERS EARNINGS RESERVE
2.05.05	RETAINED EARNINGS / ACCUMULATED LOSSES	18,079

03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2006 to 03/31/2006	4 - 01/01/2006 to 03/31/2006	5 - 01/01/2005 to 03/31/2005	6 - 01/01/2005 to 03/31/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES
3.02	DEDUCTIONS FROM GROSS REVENUE
3.03	NET REVENUE FROM SALES AND/OR SERVICES	-	-
3.04	COST OF SALES AND/OR SERVICES
3.05	GROSS PROFIT	-	-
3.06	OPERATING INCOME (EXPENSES)	19,035	19,035	17,666	17,666
3.06.01	SELLING
3.06.02	GENERAL AND ADMINISTRATIVE	(759)	(759)
3.06.03	FINANCIAL, NET	3,590	3,590	3,025	3,025
3.06.03.01	FINANCIAL INCOME	3,673	3,673	3,478	3,478
3.06.03.02	FINANCIAL EXPENSES	(83)	(83)	(453)	(453)
3.06.04	OTHER OPERATING INCOME
3.06.05	OTHER OPERATING EXPENSES	(1)	(1)
3.06.06	EQUITY IN SUBSIDIARIES	16,205	16,205	14,641	14,641
3.07	OPERATING INCOME (LOSS)	19,035	19,035	17,666	17,666
3.08	NONOPERATING EXPENSE, NET	-	-
3.08.01	INCOME
3.08.02	EXPENSES
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	19,035	19,035	17,666	17,666
	PROVISION FOR INCOME AND SOCIAL
3.10	CONTRIBUTION TAXES	(956)	(956)	(1,023)	(1,023)
3.11	DEFERRED INCOME TAX
3.12	STATUTORY PROFIT SHARING/CONTRIBUTIONS	-	-
3.12.01	PROFIT SHARING
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON CAPITAL
3.15	NET INCOME (LOSS)	18,079	18,079	16,643	16,643
	NUMBER OF SHARES, EX-TREASURY SHARES (thousand)	382,122	382,122	379,803	379,803
	EARNINGS PER SHARE	0.04731	0.04731	0.04382	0.04382
	LOSS PER SHARE

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Law
INTERIM FINANCIAL STATEMENT (ITR)	03/31/2006
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

01910-0 - CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais – R$, unless otherwise stated)

1 Operations

Contax Participações S.A. ("Contax Participações" or the "Company") is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial and civil law corporations as a partner, shareholder or quotaholder in Brazil or abroad. Its only subsidiary, TNL Contax ("TNL Contax"), is a contact center service provider that offers a variety of integrated customer relationship solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax and others.

Corporate reorganization

Contax Participações

Contax Participações was established on July 31, 2000, under the corporate name Caroaci Participações S.A., spun off from Poconé Participações S.A. In December 2003, Tele Norte Leste Participações S.A. ("TNL") acquired 99.9% of its interest in the Company's capital and started to have an ownership interest. Until November 26, 2004, Contax Participações had no operating activities, nor any subsidiary.

On November 26, 2004, TNL issued a significant event notice, announcing that its Board of Directors had approved to spin off the contact center activities run by its subsidiary TNL Contax. Consequently, stock control of TNL Contax was transferred from TNL to Contax Participações.

On December 29, 2004, an Extraordinary General Shareholders’ Meeting of TNL approved the transfer of full stock control of Contax Participações to TNL's shareholders, without changing the number of shares, reducing its capital share with subsequent delivery of Contax Participações shares to all shareholders in the same interest percentage held by them in TNL's capital. Sixty days after the announcement of the approval of this corporate restructuring through the registration of the corresponding Minutes of the Shareholders’ Meeting with the Board of Trade, there was no opposition from creditors or any of the interested parties. Consequently, this corporate restructuring became effective on March 9, 2005, in compliance with Brazilian Corporate Law.

On February 17, 2005, TNL issued a notification to its shareholders related to its Capital reduction, informing that the information required to register Contax Participações with the São Paulo Stock Exchange (BOVESPA) and to establish an American Depositary Receipts (ADRs) program of preferred shares from Contax Participações on the Over-the-counter market in the USA, and consequently a Registration in the Security and Exchange Commission (SEC), were being prepared.

In an Extraordinary General Meeting held on August 17, 2005, the shareholders of Contax Participações approved a splitting of all shares issued by the Company. As a result 2,318,240 new shares were issued; 772,758 of which were common shares and 1,545,482 preferred shares. These shares had to be fully attributed to TNL and immediately thereafter assigned to TNL’s shareholders proportionally to their shareholding in TNL, consequently fulfilling the capital reduction mentioned earlier; pursuant to the Extraordinary General Meeting held on December 29, 2004. Therefore the Company’s capital stock amounting to R$ 223,873,116.10 is now represented by 382,121,717 shares, 127,373,917 of which common and 254,747,800 preferred shares, all of which are book entry shares, nominative and with no par value. (see Note 14 for details).

After the above-mentioned registration of Contax Holding with BOVESPA and SEC, the stocks and ADRs of Contax Holding were transferred to the shareholders and ADRs owners of TNL, on September 1 and 6, 2005, respectively. The negotiations had been initiated on August 29, 2005 on BOVESPA and on August 31, 2005 on the over-the-counter market of the United States.

TNL Contax

TNL Contax S.A. ("TNL Contax") was incorporated on December 11, 2002 by changing the registered corporate name TNext S.A. ("TNext"), a discontinued company that was established in August 1998 to provide hosting services for client databases, information and equipment in addition to other specialized back-up and network administration services, which started its operations in June 2001. On February 3, 2003, the merger of Contax S.A. by TNL Contax was approved based on the accounting report assessing its shareholders' equity as of January 31, 2003. Contax S.A. was established on April 3, 2000 to provide contact center services and started its operations in November 2000. This merger was approved by an Extraordinary General Shareholders’ Meeting of Tele Norte Leste Participações S.A. ("TNL"), which was its parent company at that time.

The data center operations of TNext were discontinued by TNL due to strong competition and the high capacity of the competitors in this segment, as well as the consolidation of this market in major technology companies. TNext's operations were sold to Hewlett Packard ("HP") on June 30, 2003.

2 Presentation of the Quarterly Information (ITR)

The accounting information included in the Quarterly Information - ITR were prepared and are presented in accordance with accounting practices adopted in Brazil, the provisions of Brazilian Corporate Law and the standards established by the Brazilian Securities Commission (CVM).

3 Cost of services and operating expenses - by type

	Consolidated – 03/31/06

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel expenses (i)	192,697	10,487	203,184
Third-party services (ii)	29,799	7,204	37,003
Depreciation	11,166	1,519	12,685
Rental and insurance (iii)	14,898	746	15,644
Other	1,765	316	2,081

	250,325	20,272	270,597

	Consolidated - 03/31/05

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel expenses (i)	142,635	6,700	149,335
Third-party services (ii)	18,472	4,503	22,975
Depreciation	8,504	877	9,381
Rental and insurance (iii)	7,376	218	7,594
Other	2,046	488	2,534

	179,033	12,786	191,819

(i) Personnel expenses have increased constantly due to growth in business volume. The headcount of TNL Contax as of March 31, 2006 amounted to 50,790 (03/31/05 – 40,267).

(ii) Third-party services considered as "Cost of Services Provided" refer mainly to expenses on workstation maintenance and data processing, whereas services considered as "selling, general and administrative expenses" refer to expenses with consulting services, travel, legal advice and others.

(iii) Rental and insurance expenses basically include the values that are being paid for renting the properties and the contact center operating infrastructure.

4 Other Operating Expenses, Net - consolidated

	03/31/2006	03/31/2005

Amortization of deferred charges		(186)
Provision for contingencies (Note 13)	(4,487)	(553)
Other operational expenses	(322)	(58)

	(4,809)	(797)

5 Financial Results

	Parent Company		Consolidated

	03/31/2006	03/31/2005	03/31/2006	03/31/2005

Interest income
Income on marketable securities	3,673	1,795	6,770	2,404
Interest on loans with subsidiary
(Note 16)		1,683

	3,673	3,478	6,770	2,404

Interest expenses
Interest on other liabilities	(69)		(88)
Provisional Contribution on Financial
Activities (CPMF)	(6)	(467)	(1,190)	(1,486)
Interest on contingencies			(930)	(73)
Other, net	(8)	14	(55)	(316)

	(83)	(453)	(2,263)	(1,875)

	3,590	3,025	4,507	529

6 Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded are presented below:

	Parent Company			Consolidated

	03/31/2006	03/31/2005	03/31/2006	03/31/2005

Income (loss) before income tax and social
contribution	19,035	17,666	24,315	25,310

Income tax and social contribution at
the combined rate (34%)	(6,472)	(6,006)	(8,267)	(8,605)

Adjustments para apuração da alíquota efetiva:

Permanent addition of equity in subsidiaries	5,510	4,978

Tax effects on permanent losses (i)			1,922	(67)
Others	6	5	109	5

	(956)	(1,023)	(6,236)	(8,667)

Income tax and social contribution
Effective income tax and social contribution rate	5.02%	5.79%	25.65%	34.24%

(i) Corresponds basically to expenses with fines, donations, gifts and sponsorships, considered not deductible, among others.

The income tax and social contribution credits at the income statement are disclosured as follows:

	Parent Company			Consolidated

	03/31/2006	03/31/2005	03/31/2006	03/31/2005

Current
Income Tax	701	751	5,729	751
Social Contribution	255	272	2,111	272

	956	1,023	7,840	1,023

Deferred
Income tax on temporary differences	-	-	(3,383)	10,295
Social Contribution on temporary differences	-	-	(1,227)	3,707
Income tax on tax loss carryfowards	-	-	2,211	(4,674)
Social Contribution on tax loss carryfowards	-	-	795	(1,684)

	-	-	(1,604)	7,644

	956	1,023	6,236	8,667

7 Cash and Cash Equivalents

	Parent Company		Consolidated

	03/31/2006	12/31/2005	03/31/2006	12/31/2005

Cash and cash equivalents (i)	64	313	74,068	75,539
Financial investments (ii)	90,493	88,933	171,000	153,949

	90,557	89,246	245,068	229,488

(i) These amounts are maintained in a current account as TNL Contax has commitments falling due during the first days of each month related to supplier payments, as well as taxes and payroll.

(ii) Financial investments are indexed to the variation of the Interbank Deposit Certificates (CDI) rate.

8 Deferred and Recoverable taxes

	Parent Company				Consolidated

	03/31/2006	12/31/2005		03/31/2006		12/31/2005

	Short-	Short-	Short-	Long-	Short-	Long-
	term	term	term	term	term	term

Deferred taxes
Income tax on temporary additions			2,908	5,312	854	3,983
Social contribution on temporary additions			1,044	1,912	305	1,425
Income tax on tax loss carryforwards			9,248	12,834	9,248	15,044
Social contribution on tax loss carryforwards			3,330	4,633	3,329	5,428

			16,530	24,691	13,736	25,880

Other taxes recoverable
Income tax recoverable	3,777	3,054	23,467		18,254
Social contribution recoverable	1,388	1,108	8,786		6,719
Withholding income tax	3,066	2,493	4,810		4,381
Withholding taxes, other than income			253		862
INSS recoverable			732		1,248
Other taxes recoverable			575		557

	8,231	6,655	38,623		32,021

	8,231	6,655	55,153	24,691	45,757	25,880

TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Deliberation Nº 273/98, which approved the Statement issued by the Brazilian Institute of Independent Auditors (IBRACON) on recording income tax and social contribution, as well as CVM Instruction Nº 371/02.

Pursuant to the technical study approved by the Company's governing bodies, the generation of taxable profits during the next three years, brought to present value, will be sufficient to offset these tax credits, as follows:

Through December 31	Consolidated

2006	9,572
2007	11,500
2008	8,972

30,044

9 Judicial Deposits – consolidated

	03/31/2006	12/31/2005

Tax	986	986
Labor	3,383	2,798

	4,369	3,784

The Company`s subsidiary TNL Contax S.A., have judicial deposits to guarantee their rights to appeal in labor and taxes claims.

10 Investments – Parent Company

Represents the Company’s investment in TNL Contax, as described below:

			Interest

	Stockholders' Equity	Net income for the year	Total common stock sutstanding	Voting Capital (%)	Equity results	Investment value

At March 31, 2006 (i)	285,562	16,205	309,550,226	100	16,205	285,562

At December 31, 2005 (i)	269,357	71,751	309,550,226	100	71,751	269,357

(i) The accounting information at December 31, 2005 and March 31, 2006 were reviewed by others independent auditors.

11 Property, Plant and Equipment - consolidated

	03/31/2006			12/31/2005

					Annual
		Accumulated	Net	Net	depreciation
	Cost	depreciation	value	value	rate - %

Computer equipment	183,127	(81,405)	101,722	108,740	20
Furniture, fixtures and fittings	32,286	(7,033)	25,253	25,603	10
Facilities on third
party premises	94,029	(14,881)	79,148	75,575	10
Other assets	14,811	(2,528)	12,283	12,069	4 a 10
Construction-in-progress	3,889		3,889	3,853

	328,142	(105,847)	222,295	225,840

12 Taxes Payable

	Parent Company			Consolidated

	03/31/2006	12/31/2005	03/31/2006	12/31/2005

Service Tax - ISS			4,826	5,235
PIS and COFINS			3,886	4,213

Income tax and social contribution payable	5,540	4,583	35,071	27,231
Other taxes payable		-	6

	5,540	4,583	43,789	36,679

13 Provision for Contingencies - consolidated

	03/31/2006	12/31/2005

Tax
Service tax - ISS	833
Accrued severance pay - FGTS	978	940
Social Security Institute - INSS (i)	4,505	3,912

	6,316	4,852

Labor
Orbitall (ii)	7,020	7,020
Telemar (iii)	6,067	6,067
Other claims (iv)	14,868	10,914

	27,955	24,001

Civil	64

	34,335	28,917

The provision for contingencies reflect management's best estimates for the amounts deemed sufficient to cover probable losses from pending claims at the balance sheet date, based on the expert opinions of legal advisors.

(i) Provision to regulate contributions to SENAC and SEBRAE entities, in the payments made to INSS (National Institute of Social Security), accordingly to the FPAS (Pension and Social Assistance Fund) table.

(ii) As stipulated in the purchase and sale contract of Inovação's quotas signed by Orbitall and TNL Contax, Orbitall would remain fully liable for any labor claims whose dates precede the date of the acquisition of Inovação by TNL Contax (April 1, 2004). In 2004, TNL Contax recorded a provision for labor contingencies in the amount of R$ 7,020, as a contra-entry to the "Credits Receivable - Orbitall".

(iii) As stipulated in the contract between Telemar Norte Leste S.A. and TNL Contax, any labor lawsuits that were originated due to the migration of labor contracts were to be Telemar Norte Leste S.A. responsibility. This value, demonstrated in the table above, was recorded as Credit Receivable.

(iv) All labor contingencies that are TNL Contax’s responsibility have been updated, to cover any probable losses.

14 Stockholders' Equity

(a) Capital stock

On August 17, 2005, an Extraordinary General Meeting of Contax Participações approved the split of the total of its outstanding shares, resulting in the issue of 2,318,240 new shares (772,758 common shares and 1,545,482 preferred shares), which have been fully allocated to TNL to be distributed, according to the aforementioned Extraordinary General Meeting held on December, 29, 2004, to TNL’s shareholders, in a ratio 1:1, thus satisfying the capital share reduction mentioned above (see details in Note 1).

Consequently, Contax Participações'capital of R$ 223,873 is comprised of 382,121,717 shares, of which 127,373,917 are common shares and 254,747,800 are preferred shares. Common and preferred shares issued due to the split share will participate in the same conditions with the shares that originally comprised the Company’s capital stock, in all benefits, including dividends and any other capital remuneration that could be approved.

(b) Additional paid-in capital

In addition to the increase in capital, in November 2004 as mentioned above, there was also a subscription and payment of R$ 50,000 as a capital reserve, the appropriation of which is to be decided by a General Meeting.

(c) Legal reserve

Pursuant to Article 193 of Brazilian Company Law, Contax Participações is obliged to allocate 5% of its net income calculated for the year to a legal reserve, up to 20% of the Company's capital. This allocation is optional when the legal reserve and the capital reserves exceed 30% of capital stock. This reserve may be used to increase capital or offsetting losses, and may not be distributed as dividends.

(d) Statutory reserve

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of Contax Participações’ By- laws, the Company allocated an investment reserve to insure the realization of investments in the Company’s interest, as well as to reinforce its working capital. The investment reserve is limited, together with all other profits reserves, to the amount of capital stock and will be set up with the Company’s Net Income, after the constitution of the legal reserve (5%), mandatory minimum dividends (25%) and other profit retentions.

(e) Unrealized income reserve

As stipulated in Articles 197 and 202 of Law No. 10,303, dated October 31, 2001, Contax Participações allocated the difference between the minimum statutory dividends and net income to the unrealized income reserve, which amount when realized and if not offset by losses in future years, will be added to the first dividend declared after such realization. The calculation of the value of this reserve is presented below.

(f) Proposed dividends

In an Annual General Meeting held on April 18, 2006, the shareholders of Contax approved the destination of the net income for the year ended at December 31, 2005, already a part of the financial statements, as follows: (a) appropriation of R$ 4,033 as legal reserve; (b) dividends distribution to the Company`s shareholders owners of shares on April 18, 2006, on the total amount of R$ 13,432; (c) appropriation of R$ 5,727 as unrealized income reserve, (d) appropriation of R$ 57,477 as statutory reserve.

15 Financial Instruments

The Company has evaluated its assets and liabilities relating to the market/realization values, through available information and evaluation methodologies established by management. However, the market data interpretation, as well as the selection of evaluation methods require a reasonable judgment and estimate to produce the most adequate market value. Therefore, actual amounts may differ from the estimates. The use of different market hypothesis and/or methodologies for estimates, approximates, the estimated realization values.

(a) Cash and cash equivalents, accounts receivables, other assets and accounts payable

The recorded values approximate the market values.

(b) Investments

Consists, mainly, of an investment in a closely held corporation, recorded on the equity method.

(c) Credit risk

The credit risk associated with accounts receivable is not relevant, due to the financial size of the companies to which the Company provides services, in addition to the monitoring controls imposed on the client portfolio. Doubtful accounts are adequately covered by provisions for any possible future losses on their realization. Financial investments are performed with leading financial institutions, avoiding any liquidity risk.

As of March 31, 2006 and December 31, 2005, the Company had not any transactions involving derivatives.

16 Related Parties

Related party transactions are carried out at the same terms, prices and conditions as transactions with third parties.

The main related party are summarized below:

	03/31/2006

			Telemar	Brasil	Brasil	Telemar
	Telemar	Oi	Participações	CAP	Veículos	Internet	Total

Assets
Accounts receivable	211			344	458		1,013

Liabilities
Supliers	3,321	147					3,468
Dividends			2,506				2,506

Revenues
Revenues from services rendered	153,738	38,509		788	1,345	1,737	196,117

Costs and expenses
Costs of services rendered	(5,156)	(445)					(5,601)

	12/31/2005

			Telemar	Brasil	Brasil	Telemar
	Telemar	Oi	Participações	CAP	Veículos	Internet	Total

Assets
Accounts receivable	426			243	548		1,217

Liabilities
Supliers	1,647	132					1,779
Dividends			2,492				2,492

	03/31/2005

					Brasil	Brasil	Telemar
	Telemar	Oi	TNL Contax	Pegasus	CAP	Veículos	Internet	Total

Revenues
Revenues from services rendered	140,274	19,394			683	989	274	161,614
Finance revenue (Note 5)			1,683					1,683

	140,274	19,394	1,683		683	989	274	163,297

Costs and expenses
Costs of services rendered	(1,998)			(8)				(2,006)

17 Insurance

The Company has a corporative program for risk management with the objective to minimize risks, obtaining in the market cover compatible with its size and operations. Management understands that the amounts of the policies to cover any possible future material damages and loss of revenues arising from such events (loss of profits) are sufficient to guarantee the integrity of its assets and full protection of the continuity of its operations.

At March 31, 2006, the Company had the following main insurance policies contracted with third parties:

Amounts
Insurance lines	insured

Fire properties	45,000
Comprehensive general liability	5,000
Loss of income	45,000

* * *

02.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2006	4 – 12/31/2005
1	TOTAL ASSETS	609,363	580,927
1.01	CURRENT ASSETS	344,780	312,209
1.01.01	CASH AND CASH EQUIVALENTS	245,068	229,488
1.01.02	ACCOUNTS RECEIVABLE	36,195	32,843
1.01.03	INVENTORIES
1.01.04	OTHER	63,517	49,878
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	55,153	45,757
1.01.04.02	PREPAID EXPENSES	3,232	2,764
1.01.04.03	ASSETS HELD FOR SALE
1.01.04.04	CREDITS WITH RELATED PARTIES
1.01.04.05	OTHER	5,132	1,357
1.02	LONG-TERM ASSETS	42,288	42,878
1.02.01	SUNDRY RECEIVABLES	24,691	25,880
1.02.01.01	RECOVERABLE TAXES	24,691	25,880
1.02.02	INTERCOMPANY RECEIVABLES	-	-
1.02.02.01	ASSOCIATED COMPANY
1.02.02.02	SUBSIDIARIES
1.02.02.03	OTHER RELATED PARTIES
1.02.03	OTHER	17,597	16,998
1.02.03.01	DEFERRED AND RECOVERABLE TAXES
1.02.03.02	JUDICIAL DEPOSITS	4,369	3,784
1.02.03.03	ASSETS HELD FOR SALE
1.02.03.04	SUNDRY RECEIVABLES	13,087	13,087
1.02.03.05	OTHER	141	127
1.03	PERMANENT ASSETS	222,295	225,840
1.03.01	INVESTMENTS
1.03.02	PROPERTY AND EQUIPMENT	222,295	225,840
1.03.03	DEFERRED CHARGES

02.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2006	4 – 12/31/2005
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	609,363	580,927
2.01	CURRENT LIABILITIES	209,826	204,887
2.01.01	LOANS AND FINANCING
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	37,148	52,787
2.01.04	TAXES PAYABLE	43,789	36,679
2.01.04.01	TAXES NOT INCLUDED IN TAX REFINANCING PROGRAM	43,789	36,679
2.01.04.02	TAXES INCLUDED IN TAX REFINANCING PROGRAM (REFIS)
2.01.05	DIVIDENDS PAYABLE	13,538	13,469
2.01.06	PROVISIONS
2.01.07	INTERCOMPANY PAYABLES
2.01.08	OTHER	115,351	101,952
2.01.08.01	PAYROLL AND RELATED ACCRUALS	114,977	101,267
2.01.08.02	OTHER PAYABLES	374	685
2.02	LONG-TERM LIABILITIES	34,335	28,917
2.02.01	LOANS AND FINANCING
2.02.02	DEBENTURES
2.02.03	PROVISIONS	34,335	28,917
2.02.04	INTERCOMPANY PAYABLES
2.02.05	OTHER
2.02.05.01	TAXES INCLUDED IN TAX REFINANCING PROGRAM (REFIS)
2.03	DEFERRED INCOME
2.04	MINORITY INTEREST
2.05	SHAREHOLDERS’ EQUITY	365,202	347,123
2.05.01	PAID-UP CAPITAL	223,873	223,873
2.05.01.01	CAPITAL STOCK	223,873	223,873
2.05.02	CAPITAL RESERVE	50,000	50,000
2.05.04	EARNINGS RESERVE	73,250	73,250
2.05.04.01	LEGAL RESERVE	4,410	4,410
2.05.04.02	STATUTORY RESERVE	57,477	57,477
2.05.04.03	CONTINGENCIES RESERVE
2.05.04.04	UNREALIZED EARNINGS RESERVE	11,363	11,363
2.05.04.05	EARNINGS RETENTION
2.05.04.06	UNPAID DIVIDENDS - SPECIAL RESERVE
2.05.04.07	OTHERS EARNINGS RESERVE
2.05.05	RETAINED EARNINGS / ACCUMULATED LOSSES	18,079

03.01 - CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2006 to 03/31/2006	4 - 01/01/2006 to 03/31/2006	5 - 01/01/2005 to 03/31/2005	6 - 01/01/2005 to 03/31/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	319,435	319,435	234,877	234,877
3.02	DEDUCTIONS FROM GROSS REVENUE	(24,203)	(24,203)	(17,480)	(17,480)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	295,232	295,232	217,397	217,397
3.04	COST OF SALES AND/OR SERVICES	(250,325)	(250,325)	(179,033)	(179,033)
3.05	GROSS PROFIT	44,907	44,907	38,364	38,364
3.06	OPERATING INCOME (EXPENSES)	(20,574)	(20,574)	(13,054)	(13,054)
3.06.01	SELLING	(3,222)	(3,222)	(2,440)	(2,440)
3.06.02	GENERAL AND ADMINISTRATIVE	(17,050)	(17,050)	(10,346)	(10,346)
3.06.03	FINANCIAL, NET	4,507	4,507	529	529
3.06.03.01	FINANCIAL INCOME	6,770	6,770	2,404	2,404
3.06.03.02	FINANCIAL EXPENSES	(2,263)	(2,263)	(1,875)	(1,875)
3.06.04	OTHER OPERATING INCOME			258	258
3.06.05	OTHER OPERATING EXPENSES	(4,809)	(4,809)	(1,055)	(1,055)
3.06.06	EQUITY IN SUBSIDIARIES
3.07	OPERATING INCOME (LOSS)	24,333	24,333	25,310	25,310
3.08	NONOPERATING EXPENSE, NET	(18)	(18)	-	-
3.08.01	INCOME
3.08.02	EXPENSES	(18)	(18)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	24,315	24,315	25,310	25,310
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(7,840)	(7,840)	(1,023)	(1,023)
3.11	DEFERRED INCOME TAX	1,604	1,604	(7,644)	(7,644)
3.12	STATUTORY PROFIT SHARING/CONTRIBUTIONS	-	-	-	-
3.12.01	PROFIT SHARING
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON CAPITAL
3.15	NET INCOME (LOSS)	18,079	18,079	16,643	16,643
	NUMBER OF SHARES, EX-TREASURY SHARES (thousand)	382,122	382,122	379,803	379,803
	EARNINGS PER SHARE	0.04731	0.04731	0.04382	0.04382
	LOSS PER SHARE

1. OPERATIONAL PERFORMANCE

Evolution of Workstations (PA´s)

At the first quarter of 2006 the company had 21,975 workstations, representing a growth of 4,196 workstations in relation to the same period of 2005. Representing a growth of 24% during the period, mainly, due to sales growth to preexisting clients and the acquisition of new clients.

2. CONSOLIDATED STATEMENT OF INCOME

Statments of Operations R$Mil					% Net Revenues

	1T06	1T05	Var. abs.	Var. %	1T06	1T05

Net revenues	295,232	217,397	77,835	36%	100.0%	100.0%
Cost of Services rendered	(250,325)	(179,033)	(71,292)	40%	-84.8%	-82.4%
Gross Profit	44,907	38,364	6,543	17%	15.2%	17.6%
Selling, general and administrative expenses	(20,272)	(12,786)	(7,486)	59%	-6.9%	-5.9%
Other operating expenses, net	(4,809)	(797)	(4,012)	503%	-1.6%	-0.4%
	19,826	24,781	(4,955)	-20%	6.7%	11.4%
Financial results, net	4,507	529	3,978	752%	1.5%	0.2%
Operating results, net	24,333	25,310	(977)	-4%	8.2%	11.6%
Expenses non operational, Net	(18)	-	(18)	nd	0.0%	0.0%
Result before Income Tx and Social Contribution	24,315	25,310	(995)	-4%	8.2%	11.6%
Income tax and social contribution	(6,236)	(8,667)	2,431	-28%	-2.1%	-4.0%
Net Income (loss)	18,079	16,643	1,436	9%	6.1%	7.7%

Economic Indicator

EBITDA	32,511	34,348	(1,837)	-5%	11.0%	15.8%

2.1 - Net revenue

The consolidated net revenues for the quarter of R$ 295.2 million, 36% higher (R$ 77.8 million) from the same period of 2005. This increase is due to higher volume of services, in addition to alterations in contract format in rendering of services, adding services with bigger value added and, therefore, readjustments of prices.

The first quarter of each year is historically the one which presents a smaller volume of services than the rest of the year.

2.2 - Cost of Services Rendered

The total cost of services totaled R$ 250.3 million for the first quarter of 2006, representing a growth of 40% when compared to the first quarter of 2005, an increase of R$ 71.3 million This increase is largely related to higher volume of services rendered to the clients, since approximately 90% of the costs are variable and grow proportionally when there is an increment of services. Another relevant impact was the employees payroll adjustments, due to the conditions of the collective agreement negotiated, in 2005, that, due to negotiations, is only effective since January 1, 2006. Depreciation for the quarter increased by 38% in relation to the same period of the prior year. This increase of depreciation is due to the investments made in the second semester of 2005 to support the growth of the business.

2.3 - Selling, General and Administrative Expenses

Total selling, general and administrative expenses amounting to R$ 20.3 million for the first quarter of 2006 increased by 59% compared to the same quarter of 2005, corresponding to R$ 7.5 million. This increase was due to the increase of operation affecting in the support area and for the new structure hired for maintenance of new routines originated by the change in controlling shareholders in 2005 turning Contax into a publicly held company and were implemented, mainly, in the second semester of 2005, impacting expenses such as consulting, external auditors, legal advisors and shares custody.

Consequently, the company presented, for the first quarter of 2006, net income of R$ 18.1 million, R$ 1.4 million higher from the same period of 2005. This increase is due mainly to a higher volume of services.

2.4 - Ebitda

For the first quarter of 2006, Ebitda reach R$ 32.5 million, R$ 1.8 million less than the same period of 2005. A decrease of the Ebitda margin, on the net revenue, of 4.8% occurred, mainly, due to: a) the previously mentioned payroll adjustments, due to the conditions of the collective agreement negotiated, in 2005, that, due to negotiations, is only effective since January 1, 2006, impacting R$ 5.0 million (1.7% on the margin); b) new leasing operations hired to support the growth of the business., impacting R$ 2.7 million (0.9% on the margin); and c) bigger volume of labor and taxes contingencies provision that made a impacted on the margin of R$ 4.0 million (1.4% on the margin).

3. CASH FLOW

Cash and cash equivalents increased R$ 15.6 million in the first quarter of 2006, totaling R$ 245.1 million. This growth was mainly a result of net cash flows from operating activities partially offset by capital expenditures in the first quarter of 2006. The investments made in the first quarter of 2006 totaled R$ 9.0 million, mainly related to the growth of the business at the workstations expansion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.